UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission File Number: 000-18592

Full title of the plan and name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

Merit Medical Systems, Inc.

1600 West Merit Parkway

South Jordan, UT 84095

Merit Medical Systems, Inc.
401(k) Profit Sharing Plan

Financial Statements as of December 31, 2003 and 2002 and for the Year Ended December 31, 2003, Supplemental Schedule as of December 31, 2003 and Report of Independent Registered Public Accounting Firm

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

Statements Net of Assets Available for Benefits as of December 31, 2003 and 2002

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003

Notes to Financial Statements

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2003

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Merit Medical Systems, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Merit Medical Systems, Inc. 401(k) Profit Sharing Plan (the ”Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets held as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Salt Lake City, Utah

June 25, 2004

Merit Medical Systems, Inc. 401(k) Profit Sharing Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002

ASSETS:
Investments (Note 3)	$29,596,584	$16,417,032

Receivables:
Employer contribution		3,098
Participant contributions		11,074
Other receivables		347

Total receivables		14,519

NET ASSETS AVAILABLE FOR BENEFITS	$29,596,584	$16,431,551

See notes to financial statements.

Merit Medical Systems, Inc. 401(k) Profit Sharing Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2003

Contributions:
Participant contributions	$1,870,320
Employer contributions	625,823
Rollover contributions	161,717

Total contributions	2,657,860

Investment income:
Net appreciation in fair value of investments	10,822,543
Interest and dividends	187,471

Investment income	11,010,014

DEDUCTIONS:
Benefits paid to participants	(498,001)
Administrative expenses	(4,840)

Total deductions	(502,841)

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	13,165,033

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	16,431,551

End of year	$29,596,584

See notes to financial statements.

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2003 AND 2002 AND FOR THE
YEAR ENDED DECEMBER 31, 2003

1.                                      DESCRIPTION OF THE PLAN

The following description of the Merit Medical Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of Merit Medical Systems, Inc. (the “Company”). The Plan is administered by a trustee who has been appointed by the board of directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective January 1, 2003, the Plan changed its trustee from Zions Bancorporation to Reliance Trust Company. The Plan also changed its record keeper from Rocky Mountain Employee Benefits to The Newport Group effective April 1, 2003.

Contributions—Each year, participants may contribute up to 100% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company contributes 75% of the first 2%, and 25% of the next 3% of base compensation that a participant contributes to the Plan. Prior to June 1, 2002, all employer contributions were invested in Company stock. Subsequent to June 1, 2002, employer contributions are invested as directed by the participants. Employer contributions made prior to June 1, 2002 were required to remain invested in Company stock until May 5, 2003 when 50% of this amount was allowed to be liquidated and reinvested at the discretion of the participant. The remaining 50% was able to be liquidated and reinvested by the participant on January 1, 2004.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and the Company’s matching contribution and charged with withdrawals and an allocation of Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Subsequent to June 1, 2002, participants direct company contributions made in their behalf into various investment options offered by the Plan.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant vests 20% a year of credited service and is 100% vested after five years of credited service.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits—On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts—At December 31, 2003 and 2002, forfeited nonvested accounts totaled $15,695 and $43,770, respectively. These accounts may be used to reduce future employer contributions. During the year ended December 31, 2003, employer contributions were not reduced by forfeited nonvested accounts.

Administrative Expenses—Administrative expenses of the Plan are paid by the employer as provided in the Plan document.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $0 and $2,724 at December 31, 2003 and 2002, respectively.

3.                                      INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31 are as follows:

	2003	2002

Merit Medical Systems, Inc. common stock, 837,130, and 468,928 shares respectively*	$18,634,514	$9,343,395
Pimco Total Return, 142,739 shares	1,528,739
Dreyfus S&P, 38,239 shares		978,927
Janus Growth and Income Fund, 42,976 shares		1,003,070
Strong Gov., 182,323 shares		2,031,082
Accessor Money Market, 870,593 shares		870,593

* These amounts include nonparticipant-directed investment prior to June 1, 2002 (when future employer matching contributions became participant-directed) in Company stock in 2003 and 2002 totaling $4,141,008 and $4,412,405, respectively.

During the year ended December 31, 2003, the Plan’s mutual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

American Century Equity Growth	$5,868
Ameristock Mutual Fund	81,976
Artisan International Investment	74,231
Cooke & Biedler Mid Cap Equity Fund	58,836
Dreyfus S&P 500 Index	11,673
Founders Discovery	(5,632)
Janus Growth & Income	22,054
Merit Medical Systems, Inc. Common Stock	9,492,924
Morley Stable Value Series I	12,031
Nations Marisco Focus Equity Fund	234,442
Neuberger Berman High Income Bond Investment	7,335
Oakmark Fund	53,225
Oakmark International Fund	98,744
Oakmark Select	111,124
Pimco Real Return Administrative	(3,315)
Pimco Total Return Administrative	(11,166)
Putnam International Growth	(19,819)
Spartan US Equity Index Fund	39,502
Strong Government Securities	2,072
Turner Mid Cap Growth	173,390
Wasatch Small Cap Growth	172,745
Wasatch Small Cap Value	210,303

Net appreciation of investments	$10,822,543

4.                                      RELATED PARTY TRANSACTIONS

At December 31, 2003 and 2002, the Plan held 837,130 and 468,928 shares, respectively, of the Company’s common stock, with a cost basis of $9,285,104 and $3,102,101, respectively.

5.                                      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.                                      FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 10, 2002 that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.                                      SUBSEQUENT EVENTS

Effective January 1, 2004, the remaining 50% of the employer contribution balance through June 1, 2002 which was previously restricted to investment in Company stock, was available to be invested as directed by each participant.

As of June 25, 2004, the per share value of Merit Medical Systems, Inc. common stock, which approximated 63% of the Plan’s assets available for benefits as of December 31, 2003, had declined approximately 31% since December 31, 2003.

******

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Fair Value

*	Merit Medical Systems Inc. Common Stock	Common Stock (837,130 shares)	$9,285,104	$18,634,514
	Ameristock Mutual Fund	Registered Investment Company	**	562,794
	Artisan International Investment	Registered Investment Company	**	342,092
	Cooke & Biedler Mid Cap Equity Fund	Registered Investment Company	**	291,819
	Spartan US Equity Index Fund	Registered Investment Company	**	261,135
	Oakmark Fund	Registered Investment Company	**	330,702
	Oakmark International Fund	Registered Investment Company	**	395,645
	Oakmark Select	Registered Investment Company	**	596,829
	Nations Marisco Focused Equity Fund	Registered Investment Company	**	1,267,791
	Turner Mid Cap Growth	Registered Investment Company	**	783,929
	Wasatch Small Cap Growth	Registered Investment Company	**	934,713
	Wasatch Small Cap Value	Registered Investment Company	**	730,209
	Neuberger Berman High Income Bond Investment	Registered Investment Company	**	202,055
	Pimco Total Return Administrative Shs.	Registered Investment Company	**	1,528,739
	Pimco Real Return Administrative Class	Registered Investment Company	**	540,279
	Fidelity FMMT Retirement Money Market	Registered Investment Company	**	33,628
	Spartan Money Market	Registered Investment Company	**	824,715
	Morley Stable Value Series 1	Registered Investment Company	**	395,573
	Fidelity Cash Reserves	Registered Investment Company	**	29,516
	Participant Loans	Participant loans (maturing 2004 to 2014 at interest rates of 5% to 6%)		909,907

	TOTAL			$29,596,584

*	Party-in-interest

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Merit Medical Systems, Inc
401 (k) Retirement Savings Plan

Date: June 28, 2004	/s/ Kent W. Stanger

Kent W. Stanger
Member, 401 (k) Plan Administration and
Investment Committee